SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

45 Empire Road

Parktown

Johannesburg, South Africa, 2193

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2004, incorporated by reference herein:
Exhibit
99.2
99.1
Release, dated September 30, 2004, entitled "Abridged Report and
Notice of Annual General Meeting"
Release, dated September 29, 2004, entitled "Results of General Meeting"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)
Date:
October 04, 2004
By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY) ("DRD" or "the company)
RESULTS OF GENERAL MEETING
DRD shareholders are advised that at a general meeting of DRD shareholders held on Tuesday, 28 September 2004 at the company's registered office, all the resolutions put to shareholders were passed by the requisite majorities of votes as indicated below. A total number of 194 336 373 votes were cast, which comprises 79.41% of total securities in issue.
Votes in
favour
Special resolution no 1: Creation of 300 000 000 new "A" preference shares of 1 cent par value each in the authorised share capital of DRD
96.29%
Special resolution no 2: Conversion of the 300 000 000 new authorised "A" preference shares in the authorised but unissued share capital of DRD into 300 000 000 ordinary shares of no par value in the share capital of DRD
95.94%
Special resolution no 3: Authority to issue new ordinary shares of no par value below the average stated capital threshold as per section 82(1) of the Companies Act 1973 (Act 61 of 1973), as amended
95.80%
Ordinary resolution no 1: Placement of new ordinary shares of no par value under the control of the directors for purposes of the DRD (1996) Share Option Scheme
93.26%
Ordinary resolution no 2: Placement of new ordinary shares of no par value under the control of the directors for issues of shares for cash
96.24%

Ordinary resolution no 3:
Placement of new ordinary shares of no par value
under the control of the directors for other
issues                                                                                                               96.05%
Johannesburg
29 September 2004
Sponsor
Standard Bank
Legal adviser
Bowman Gilfillan Inc
(Registration number 1998/021409/21)

Exhibit 99.2

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR)
(ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ Trading Symbol: DROOY)
("DRD" or "the company)
ABRIDGED REPORT AND NOTICE OF ANNUAL GENERAL MEETING
1. ABRIDGED REPORT TO SHAREHOLDERS FOR THE YEAR ENDED 30 JUNE 2004
Further to the reviewed preliminary results published on 10 August 2004 relating to the financial year ended 30 June 2004, shareholders are advised that the annual report will be posted to shareholders on 30 September 2004.
The financial statements below are prepared on the historical cost basis as modified by the revaluation of certain financial instruments and in accordance with South African Statements of Generally Accepted Accounting Practice (SA GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003 except for the adoption of IFRS3 (AC140) - Business Combinations which was applied to business combinations for which the agreement date was on or after 31 March 2004.
KPMG's unmodified audit report on the abridged SA GAAP financial statements contained in this announcement of annual results is available for inspection at the company's registered office.
GROUP INCOME STATEMENTS
INCOME STATEMENTS
FOR THE YEAR ENDING: JUNE 2004 JUNE 2003
(Audited) (R 000) (R 000)
Revenue 2 192 142 2 408 598
Cost of sales (2 221 597) (2 316 688)
----------- -----------
Operating profit ( 29 455) 91 910
(Loss)/profit on financial
instruments
( 22 289) 370 199
Profit on sale of subsidiary - 89 333
Impairments ( 108 770) ( 133 001)
Administration and general costs ( 170 472) ( 61 087)
----------- -----------
(Loss)/profit from operations ( 330 986) 357 354

Investment income 130 849 99 998
Finance costs ( 41 935) ( 39 498)
Loss from associate - ( 43 674)
----------- -----------
(Loss)/profit before taxation ( 242 072) 374 180
Taxation charge ( 474 312) ( 3 275)
----------- -----------
(Loss)/profit after taxation ( 716 384) 370 905
Minority interest 46 -
----------- -----------
(Loss)/profit for the year
attributable to ordinary
shareholders
( 716 430) 370 905
=========== ===========
Basic (loss)/profit per ordinary
share (cents) (331)                                202
Headline (loss)/profit per
ordinary share (cents) (328) 171
Calculated on the weighted average
ordinary shares 216 509 843 183 300 665
Diluted basic (loss)/profit per
ordinary share (cents)
(331) 198
Diluted headline (loss)/profit per
ordinary share (cents)
(328) 170
Calculated on the weighted
average ordinary shares
234 731 556 201 071 734
RECONCILIATION OF HEADLINE (LOSS) / PROFIT
Net (loss)/profit per
income statement
( 716 430) 370 905
Less: Profit of sale of
subsidiary                                                      - ( 89 333)
Loss/(profit) on sale of mining
assets 382 ( 15 663)
Add: Impairment of mining assets
and goodwill
5 253
48 029
----------- -----------
Headline (loss)/profit ( 710 795) 313 938
=========== ===========

RESTATEMENT OF HEADLINE EARNINGS PER SHARE AND DILUTED HEADLINE
EARNINGS PER SHARE
JUNE 2004 JUNE 2003
(Cents) (Cents)
Headline (loss)/profit per ordinary
share as previously reported
(284) 217
Adjustment for impairment of loans
in associates to comply with
Circular 07/02 issued by SAICA (44) (46)
Headline (loss)/profit per ordinary
share as restated (328) 171
Diluted headline (loss)/profit per
ordinary share as previously reported (284) 211
Adjustment for impairment of loans
in associates to comply with
Circular 07/02 issued by SAICA
(44) (41)
Diluted headline (loss)/profit per
ordinary share as restated
(328) 170
CHANGES IN SHAREHOLDERS' INTEREST ABRIDGED
(Audited)
Shareholders' interest at the
beginning of the year 456 066 438 022
Change in accounting policy
- adoption of AC 133 -                ( 581 979)
Share capital issued:
- for cash
775 653 68 027
- for staff options exercised
  and expenses
2 197 18 690
- for acquisitions 106 768 -
- for equity portion of
convertible note ( 1 019) 155 023
Movement in retained income ( 716 430) 370 905
Currency adjustments ( 59 178)                 ( 12 622)
----------- -----------
Shareholders' interest at the
end of the year 564 057 456 066
=========== ===========

GROUP BALANCE SHEETS AS AT JUNE 2004 JUNE 2003
(Audited) (R 000) (R 000)
Employment of Capital
Mining assets 956 051 578 528
Non-current investments 235 723 205 838
Non-current inventories 200 836 -
Non-current accounts receivable - 5 277
Deferred mining and income taxes - 414 295
Derivative instruments 51 569 49 025
Current assets 358 999 563 748
---------- ----------
Inventories 103 493 59 100
Trade and other receivables 114 612 172 551
Taxation - 277
Cash and equivalents 140 894 331 820
---------- ----------
Total assets 1 803 178 1 816 711
========== ==========
Capital Employed
Shareholders' equity 564 057 456 066
Minority shareholders' interest 5 833 -
Long-term liabilities 308 992 387 478
Deferred mining and income taxes 132 455 -
Derivative instruments 83 406 244 423
Provision for environmental
rehabilitation 245 392 183 965
Current liabilities 463 043 544 779
---------- ----------
Trade and other payables 300 867 300 002
Short-term liabilities 58 450 142 435
Provision 82 869 73 232
Taxation 9 384 -
Bank overdraft 11 473 29 110
---------- ----------
Total equity and liabilities 1 803 178 1 816 711
========== ==========
GROUP CASH FLOW STATEMENTS
FOR THE YEAR ENDING
JUNE 2004 JUNE 2003
(Audited) (R 000) (R 000)
Net cash out flow
from operating activities ( 172 157) ( 391 378)
Net cash outflow from investing
activities ( 661 919) ( 78 051)

Net cash in flow
from financing activities 660 705 530 323
---------- -----------
Net (decrease)/increase in cash
and cash equivalents ( 173 371) 60 894
Opening cash and equivalents 302 710 241 816
Foreign exchange movements 82 -
---------- -----------
Closing cash and cash equivalents 129 421 302 710
==========               ===========
2. NOTICE OF ANNUAL GENERAL MEETING
Notice is hereby given that the annual general meeting of DRD shareholders will be held at 09:00 (South African time) on Friday, 26 November 2004 at 45 Empire Road, Parktown, Johannesburg to transact such business as is set out in the notice of annual general meeting that has been issued together with the annual report for the year ended 30 June 2004.
30 September 2004
Johannesburg
Sponsor
Standard Bank